BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

02049506

BAA

19 August 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

02 AUG 27 AM 8:14

SUPPL

Dear Sirs

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

**Alison Livesley**
**Head of Investor Relations**

dlw 8/27

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 19 August 2002

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

________________________

Signed

________________________

Name

________________________

Date

BAA

FOR IMMEDIATE RELEASE 19 August 2002

**JANIS KONG, HEATHROW AIRPORT CHAIRMAN, JOINS BAA BOARD**

BAA plc, the international airport group, today announced the appointment of Janis Kong OBE to the Board of BAA plc with effect from 1 September 2002. She will continue to be Chairman of Heathrow Airport Ltd.

Janis Kong, was appointed Chairman of Heathrow Airport Ltd in October 2001. From 1997 to 2001 she was managing director of Gatwick Airport, where she led the airport's groundbreaking partnership approach to community and stakeholder consultation. This culminated in the publication of a strategy for the sustainable development of Gatwick's capacity to around 40 million passengers a year.

Janis Kong joined BAA in 1973 and has held a range of posts in the airports business, including marketing manager at Scottish Airports, general manager of Terminal 4 at Heathrow, and from 1994, operations director at Gatwick, with responsibility for all terminal and airfield operations. She also led the development of the £75 million Flight Connections Centre at Heathrow.

Mf.../

**News Release**

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659

Janis Kong graduated in maths and psychology at the University of Edinburgh, has attended the advanced management programme at Harvard Business School, and has been awarded an honorary doctorate by the Open University. She received an OBE in HM The Queen's 2002 New Year Honours List for services to transport and to regional development in south-east England. She is a member of the Board of the South East England Regional Development Agency, and a non-executive director of Portmeirion Holdings plc.

Further information on BAA plc from website www.baa.com

- ends -

Media enquiries: Caroline Corfield
Tel: +44 (0)20 7932 6654

City enquiries: Alison Livesley, BAA plc
Tel: +44 (0)20 7932 6692